SOL STRATEGIES JANUARY 2026 MONTHLY BUSINESS UPDATE

Company surpasses 31,000 unique wallets, 4 million SOL in assets under delegation (AuD), and launches institutional-grade liquid staking platform

TORONTO, February 5, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced a comprehensive corporate update for the month of January 2026.

Validator Network Milestones: On February 2, 2026 SOL Strategies announced it has surpassed 31,000 unique wallet addresses (Active Users) delegating to its validator network and 4 million in SOL assets under delegation (AuD). The dual milestones represent 105% growth in unique wallet adoption since September 2025 and mark continued expansion of the Company's institutional and retail delegator base.

STKESOL Liquid Staking Platform Launch: On January 20, 2026, SOL Strategies announced the launch of STKESOL, a liquid staking token enabling SOL holders to earn staking rewards while maintaining liquidity for use across Solana decentralized finance applications. Traditional staking requires locking tokens to specific validators to earn rewards, rendering assets illiquid. STKESOL resolves this by issuing a liquid token representing staked SOL plus accrued rewards, allowing holders to deploy capital across DeFi protocols while simultaneously earning staking yields from a diversified set of validators.

In the first two weeks following launch, the platform attracted over 680,000 SOL in inflows, delegated to over 50 validators, and secured integrations with prominent DeFi platforms including Kamino, Squads, Jupiter, and Orca. STKESOL employs the audited SPL Stake Pool program and implements automated delegation across dozens of validators based on performance metrics, reducing concentration risk while supporting network decentralization.

Management views the launch as a strategic step to capture growing demand for institutional-grade liquid staking solutions while the addition of a new staking product line reinforces SOL Strategies' role as a core infrastructure provider within the Solana ecosystem.

Treasury and Validator Operations Update (as of February 3, 2026)

Company Treasury Holdings:

● Total Treasury SOL (including liquid staked SOL): 530,251 SOL (~CAD $71,716,447)

○ SOL Holdings: 402,004 SOL

○ jitoSOL Holdings: 37,043 JitoSOL (approximately 46,474 SOL)

○ STKESOL Holdings: 81,149 STKESOL (approximately 81,640 SOL)

STKESOL Liquid Staking Platform:

● Total SOL Staked in STKESOL: 683,062 SOL

● Unique STKESOL Holders: 675*

Validator Network Operations:

● Assets Under Delegation (AuD): 4,037,605 SOL (including treasury stake and third-party delegation)

● Unique Wallets Served: 32,543

● Validator Uptime: 99.99% across all proprietary validators

● Peak APY Delivered: 6.47% (Orangefin) vs. 6.09% network average

● SOL earned in January from proprietary validators: ~1,096 SOL**

*Source: https://solscan.io/token/stke7uu3fXHsGqKVVjKnkmj65LRPVrqr4bLG2SJg7rh
**Based on a SOL/CAD rate of $135.25 as published by Kraken at 5:43 PM ET on February 3, 2026
**Validator revenue net of voting costs

Michael Hubbard, Interim CEO of SOL Strategies, stated: "January delivered meaningful progress across our validator network and technology platform. Surpassing 31,000 unique wallets and 4 million SOL in assets under delegation, combined with STKESOL's launch attracting over 680,000 SOL demonstrates market validation of our infrastructure and staking services. We're building technology that generates multiple revenue streams while contributing to the Solana network's decentralization."

Upcoming Investor Event

Roth Conference

● Dates: March 22-24, 2026

● Location: Laguna Beach, CA

Upcoming Annual General and Special Shareholder Meeting

As announced on January 29, 2026, The Company will hold its annual general and special meeting of shareholders on March 31, 2026. In addition to ordinary business matters, the meeting will address items raised in a shareholder requisition. Further details, including proposals for shareholder consideration and voting instructions, will be provided in the Company's Management Information Circular prior to the meeting date.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding expected revenue generation from STKESOL, continued growth in validator delegation and unique wallet adoption, demand for institutional staking solutions, the Company's strategic positioning within the Solana ecosystem, and matters to be presented at the annual general and special meeting of shareholders. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.